MANAGEMENT’S DISCUSSION AND ANALYSIS
OF AURYN RESOURCES INC.

FOR THE THREE MONTHS ENDED MARCH 31, 2017

Dated: May 11, 2017

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND THE PERIOD UP TO MAY 11, 2017

Corporate highlights

  In February 2017, the Company acquired 19 prospecting permits along the Gibsons MacQuoid greenstone belt in Nunavut, Canada. These permits are located between the Meliadine deposit and Meadowbank mine and encompass approximately 120 km of strike length of the prospective greenstone belt and total 329,000 hectares collectively.

  On January 24, 2017, the Company completed a brokered equity offering of 9,542,402 common shares for total gross proceeds of approximately $41.2 million involving Goldcorp Inc. as the primary investor.

Operational highlights

  The spring mobilization program at Committee Bay gold project has been successfully completed. Fuel and supplies have been shipped to Hayes camp via commercial aircraft in preparation for the 25,000-meter drill program commencing in early June 2017.

  In February 2017, the Company released results from its initial geochemical program at the Sombrero skarn- porphry gold-copper oxide project located in southern Peru. Trenching results include 53 meters of 1.75g/t Au (including 14 meters of 5.23g/t Au) of oxide mineralization at the margin of a newly discovered 2.3 kilometer by 500 meter gold-in-soil anomaly. In addition, the mineralized footprint of the Sombrero project was significantly expanded with selective grab samples returning up to 7.54g/t gold and 16.0 % copper in areas that have not been sampled historically.

  In January 2017, the Company announced the discovery of two new gold-in-soil anomalies at its Huilacollo project in southern Peru. These anomalies were defined in the southern half of the project area and are 1300 meters by 250 meters and 550 meters by 150 meters, respectively. This discovery is in addition to the existing known mineralization located in the northwest portion of the project where previously drilling has defined an area of continuous gold oxide mineralization.

< Refer to the page 3 for cautionary wording concerning forward-looking information>

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.1	Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Auryn Resources Inc. (the “Company” or “Auryn”) has been prepared by management to assist the reader to assess material changes in the condensed interim consolidated financial condition and results of operations of the Company as at March 31, 2017 and for the three months then ended. This MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto as at and for the three months ended March 31, 2017 and 2016. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited annual consolidated financial statements for the year ended December 31, 2016. All financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and all dollar amounts presented are Canadian dollars unless otherwise stated.

The effective date of this MD&A is May 11, 2017.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web site at www.aurynresources.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.2	Overall performance

1.2.1	Description of business

Auryn Resources Inc. (“Auryn” or the “Company”) is an exploration company focused on the acquisition, exploration and development of mineral resource properties. Auryn’s principal mineral property is the Committee Bay gold project located in Nunavut Canada. The Company also holds a 100% interest in the Homestake Ridge Project located within the Iskut-Stewart-Kitsault belt, in north-western British Columbia and a substantial project portfolio in Peru.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. Effective November 1, 2016, the Company commenced trading on the Toronto Stock Exchange under the symbol AUG.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

1.2.2	Committee Bay and Gibson MacQuiod Projects

The Committee Bay Project is comprised of more than 380,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km NE of the Meadowbank mine operated by Agnico Eagle Mines Limited and extends more than 300 km northeast.

Figure 1 – regional map showing the locations of the Committee Bay and Gibson MacQuiod projects, adjacent mineral operations and local communities.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.2.2	Committee Bay and Gibson MacQuiod Projects (continued)

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and the newly discovered Amuraq.

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project. The 1.5% NSR is payable on only 7,596 hectares and is buyable within two years of the commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

Mineral Resources

High-grade gold occurrences are found throughout the 300 km strike length with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated August 20, 2015 filed under Auryn’s profile at www.sedar.com).

• See section 1.2.4 for cautionary language concerning mineral resources

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.2.2	Committee Bay and Gibson MacQuiod Projects (continued)

Acquisition

The Committee Bay project was acquired through the Company’s acquisition of North Country effective September 25, 2015 for a total purchase price of approximately $18.4 million.

Pursuant to a plan of arrangement, each outstanding share of North Country was exchanged for 0.1 of a common share of Auryn and resulted in the issuance of 13,838,894 common shares, with a fair value of $1.22 per common share, and 840,000 replacement stock options, with a weighted average fair value of $0.16 per option. The fair value of the common shares was determined using the last closing market price of the Company’s shares on the day of the acquisition.

The North Country acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totalling $161,383 are capitalized and included in the cost of the net assets acquired. North Country’s operations have been included in the Company’s results of operations from the acquisition date.

2017 Resupply and Staging Operations

In preparation its 2017 drill campaign at Committee Bay, the Company purchased and shipped approximately $1.6 million of supplies, including 4,000 drums of fuel, via summer barges to Baker Lake. This approach significantly lowered the overall cost of fuel delivered to the project site and has provided the flexibility to expand operations as required. During the three months ended March 31, 2017, the Company commenced mobilizing this fuel and supplies to its project via commercial aircraft. By the end of the first quarter, approximately 50% of this mobilization effort was complete at a cost of $2,346,450.

As at the date of this MD&A, this mobilization effort finished. A total of 69 Boeing 767-200 and 25 Convair 580 flights were brought into the Hayes Camp ice strip with all fuel now stored on site in anticipation of the summer 2017 25,000 meter drill program.

Gibson MacQuiod

In early 2017, the Company acquired several prospecting permits along the Gibsons MacQuoid greenstone belt in Nunavut, Canada. These permits are located between the Meliadine deposit and Meadowbank mine. The 19 prospecting permits encompass approximately 120 km of strike length of the prospective greenstone belt and total 329,000 hectares collectively. The acquisition of the prospecting permits cost approximately CAD$100,000 and provides Auryn exploration rights over the area for a total of three years with the exclusive right to stake minerals claims within the area.

The Gibsons MacQuoid Greenstone belt is one of a number of Archean aged greenstone belts located in the Western Churchill province of north-eastern Canada. These gold bearing Archean greenstone belts host deposits such as the Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the GMB is consistent with the other productive greenstone belts in the eastern Arctic that host large scale gold deposits.

The Gibsons MacQuoid greenstone belt has received no systematic gold exploration with previous work limited to short reconnaissance programs conducted by Comaplex Minerals during 1989 and 1993 that collected isolated rock samples. Within Auryn’s prospecting permits two documented gold showings that resulted from these reconnaissance programs have returned up to 12.9g/t Au in quartz veins in the northern showing and up to 2.2g/t in banded iron formation in the SW showing.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.2.3	Homestake Ridge Project

The Homestake Ridge project is located in the Kitsault Mineral district in north-western British Columbia and covers approximately 7,500 hectares.

Figure 2 – regional map showing the location of the Homestake Ridge project and adjacent mineral operations.

Acquisition

On September 7, 2016 the Company completed the acquisition of 100% of the issued and outstanding shares of Homestake for total consideration of approximately $15.4 million pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Homestake shareholders received one Auryn share for each seventeen (17) Homestake common shares held.

The Homestake Ridge project is held 100% by Auryn and is subject to various royalty interests held by unrelated third parties.

Mineral Resources

The project hosts numerous precious metal epithermal occurrences and a significant resource as listed in the table below (refer to 43-101 report dated June 7, 2013 as filed under Homestake Resource’s Sedar profile at www.sedar.com). To date, 268 holes, totalling 77,845 metres, have been completed on the property and multiple exploration targets remain to be tested.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.2.3	Homestake Ridge Project (continued)

Table 1: Combined Main Homestake, Homestake Silver and South Reef Resources at incremental $NSR/T cut-offs

1.2.4	Peruvian Exploration Projects

Sombrero Gold-Copper Project

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp. (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and make cash payments totalling US$200,000. Upon signing of the Sombrero Option, the Company paid US$140,000 with the remaining US$60,000 due on or before the first anniversary of the agreement.

Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of 1 year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5 million.

The Sombrero Project lies within the north-western most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is probably a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile.

2017 Exploration Results

In January 2017, the Company released the results from its two week reconnaissance sampling program which covered the southern half of the project area where 697 meters of trenching, 336 rock chip and 261 soil samples were collected. The results of this program have significantly expanded the known mineralization, defining an area of anomalous gold values that is approximately 2.3 kilometers by 500 meters in a region that had only seen limited historical grab sampling.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.2.4	Peruvian Exploration Projects (continued)

In addition, results from the northern most trench sampled during the program returned three distinct zones of oxide gold mineralization as follows:

  53 meters at 1.75 g/t Au (including 14m at 5.23 g/t Au)
  37 meters at 1.07 g/t Au (including 11m at 2.65 g/t Au)
  11 meters at 0.7 g/t Au These intervals are estimated to be 35 – 50% of true width based on limited observations of northerly trending structures within the trench.

Baños del Indio

On September 26, 2016 the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of Auryn’s Huilacollo project. Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates		Property	Work Expenditures
		Payments
Effective Date (September 22, 2016)	paid	US$ 100,000	US$ -
September 22, 2017		100,000	200,000
September 22, 2018		100,000	250,000
September 22, 2019		200,000	1,000,000
September 22, 2020		150,000	2,000,000
September 22, 2021		2,500,000	-
Total		US$ 3,150,000	US$ 3,450,000

The Baños del Indio epithermal property is comprised of 5,000 hectares of well-developed high-level steam heated epithermal style alteration and is considered by Auryn to be one of the largest untested epithermal alteration centers in Peru. Baños del Indio shares many similarities with the La Coipa mine complex in northern Chile where economic mineralization is principally located beneath similar high-level steam heated epithermal alteration. Initial exploration to define drill targets will focus on structural mapping, multi-spectral analysis to identify high temperature clays, volumetric sampling and induced polarization geophysical surveys.

Huilacollo Option

The Huilacollo epithermal property is comprised of 2,000 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru. Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well defined feeder structures as highlighted by trench intercepts up to 38m at 6.7g/t Au and drill holes including 34m @ 2.14g/t. Importantly, the mineralization as currently defined, represents less than 10% of the area of first order geophysical targets defined by overlapping high resistivity and low chargeability zones that represent the potential for oxide gold mineralization within silica bodies (see figure 5). Initial exploration work will focus on rapidly establishing drill targets through structural mapping, trenching, volumetric sampling, and multi-spectral analysis with an initial drill program planned for the fourth quarter of 2016. Huilacollo has excellent infrastructure with access by road, nearby high voltage power lines and water.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.2.4	Peruvian Exploration Projects (continued)

The Company acquired the rights to Huilacollo through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to an NSR, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates		Property	Work Expenditures
		Payments
Effective Date (May 11, 2016)	paid	US$ 250,000	US$ -
May 11, 2018		500,000	2,000,000
May 11, 2019		-	3,000,000
May 11, 2020		250,000	-
May 11, 2021		250,000	2,000,000
May 11, 2022		7,500,000	-
Total		US$ 8,750,000	US$ 7,000,000

Curibaya

On June 2, 2016, the Company announced its acquisition of a 100% ownership interest in the Curibaya property, which is also in the Tacna province of southern Peru. The Curibaya property, which consists of 31,600 hectares, was acquired through direct staking and the national auction process.

1.2.5	Overall program analysis and economics

During the three months ended March 31, 2017, the Company spent $3,445,003 in exploration and acquisition expenditures on its mineral interests as detailed in the table below:

	Committee bay &	Homestake	Peru	Total
	Gibson MacQuoid	Ridge
Acquisition costs
Additions:
Acquisition costs	160,135	-	98,116	258,251
Exploration and evaluation costs
Additions:
Drilling and sampling	104,068	1,413	10,577	116,058
Environmental & community	36,475	-	136,673	173,148
Geophysics and targeting	-	-	27,946	27,946
Logistics	1,239,889	34,683	46,510	1,321,082
Project support costs	244,161	29,296	106,130	379,587
Wages and consultants	361,745	216,352	178,799	756,896
Change in site reclamation asset	-	-	-	-
Share-based compensation	199,977	73,180	138,878	412,035
Total expenditures	$2,346,450	$354,924	$743,629	$3,445,003

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.2.6	Qualified Persons and Technical Disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

Trenches 2017 (Sombrero, Peru):

Analytical samples were taken from each 1 meter interval of trench floor resulting in approximately 2-4kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs for 2016 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1 g/t Au cut-off at beginning and end of the interval and allowing for no more than seven consecutive samples (seven meters) of less than 0.1 g/t Au.

Cautionary Note About Mineral Resources:

Mineral Resources that are not mineral reserves have not demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report n the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on August 21, 2015). There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

The Homestake Ridge resource estimate was prepared by RPA. (see 43-101 report dated June 7, 2013 as filed under Homestake Resource’s Sedar profile at www.sedar.com).

Peruvian Interests:

The Company holds its interests in the Banos el Indio and Huilacollo through Corisur Peru SAC. These projects are located within a special economic zone situated within 50km of the Peruvian boarder. As a non-resident company, the Company’s right to ultimately exploit these licenses or register its interests require approval from the Peruvian government in the form of a Supreme Decree. The Company is in the process of submitting its applications with respect the approval and anticipates receiving the approval prior to excising it rights under the option agreements.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.3	Selected annual information

	Twelve Months	Six Months	Twelve months

	December 31, 2016	December 31, 2015	June 30, 2015

Comprehensive loss for the period	$4,225,764	$2,382,107	$1,400,603
Net loss for the period	$4,255,233	$1,860,107	$1,922,603
Basic and diluted loss per share	$0.07	$0.05	$0.08
Total assets	$64,512,409	$31,031,214	$8,797,284
Total long-term liabilities	$1,746,572	$1,100,093	$-
Cash dividends per share	-	-	-

The Company generated no revenues from operations during the above periods.

1.4	Discussion of Operations

Three months ended March 31, 2017 and March 31, 2016

During the three months ended March 31, 2017, the Company reported a net loss of $813,047 and loss per share of $0.01 compared to a net loss of $1,116,351 and loss per share of $0.02, respectively, for the three months period ended March 31, 2016. The $303,304 decrease in net loss is driven by a $637,392 decrease in other expenses, which partially offset the $334,088 increase in the administration expenses.

Significant variances within administration expense and other expenses are discussed as follows:

Administration expenses

(1)

Consulting fee, directors’ fee, wages and benefits decreased by $38,203 during the three month ended March 31, 2017 due to a one-time severance payments during the three months ended March 31 2016 to North Country employees, which decrease was partially offset by an increase of executive level and support personnel at the Company’s office in Vancouver.

(2)	Legal and professional fees and regulatory and filing fees increased by $65,847 commensurate with the increased activities of the company during three-moth period ended March 31, 2017.

(3)

Share-based compensation expense increased by $317,971 during the three months ended March 31, 2017 in comparison to the same period in the previous year. On January 10, 2017, the Company granted 440,000 incentive share-purchase options to directors, officers, employees and others. Share-based compensation of $459,300 was recorded within administration costs in relation to this grant and the amortization of the options granted in previous periods. In the comparative period, the Company did not grant share-purchase options and the share-based compensation expense of $141,329 for the period included only amortization of options granted in pervious periods.

Other expenses and income:

(4)

Interest income increase by $55,515 during the three months ended March 31, 2017 driven by increase cash balances during the period compared to the same period of the previous year – cash balance was $37,354,223 at March 31, 2017 vs. $1,776,756 at March 31, 2016.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.4	Discussion of Operations (continued)

(5)

During the three months ended March 31, 2017, the Company recorded a loss of $39,870 in relation to the mark to market revaluation of the held for trading marketable securities at the period end. In comparison, the Company did not have any held for trading marketable securities during the three months ended March 31, 2016.

(6)

During the three months ended March 31, 2017, the Company recorded other income of $605,937 related to the amortization of the flow-through share premium recognized in connection with the Company’s January 2017 brokered equity offering (see section 1.6/1.7). No flow-through share premium was amortized during the three months ended March 31, 2016.

Future Operations and 2017 Expenditure Forecast

The Company’s guidance for 2017 is to expend approximately $35 to $ 45 million across its portfolio of exploration projects. As at the date of this MD&A, the Company remains on track to meet its stated objectives.

  At Committee Bay, a 25,000-meter regional RAB drill program has been design to test multiple targets across the belt. This work in combination with further geophysical and geochemical surveys is expected to cost approximately $18 million. The first material expenditures under the program are expected to be incurred towards the end of Q1 when the Company will be opening its Hayes Camp and mobilizing approximately 4,000 barrels of fuel and other supplies.

  On the Company’s recently acquired Gibson MacQuiod belt, an initial geochemical till survey has been planned to systematically screen the entire land package. The estimated cost for this work including logistical support is expected to be $1.7 million

  At the Homestake Ridge project, the Company has planned a 15,000 meter drill program targeting extensions of the existing mineralization at Homestake Main, Homestake Silver and South Reef and discovery based drilling at the Slide Zone and across the Eskay and Homestake trends. The estimated cost for this work including logistical support and geochemical and geophysical vectoring is expected to be $7.8 million.

  Within Peru, an initial targeting program of $2.8 million has been approved by the Company’s board of directors with a goal of advancing Sombrero, Huilacollo and Baños del Indio to a drill ready state by the end of Q3. At that stage the Company will embark upon an aggressive drill strategy, the details of which are still being finalized.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.5	Summary of quarterly results

Three months ended	Interest income	Net income	Comprehensive	Earnings (loss)
		(loss)	income (loss)	per share
	$	$	$	$
March 31, 2017	63,525	(813,047)	(820,945)	(0.01)
December 31, 2016	12,329	(2,262,717)	(2,230,287)	(0.03)
September 30, 2016	24,359	144,462	140,361	0.00
June 30, 2016	22,060	(1,020,627)	(1,019,487)	(0.02)
March 31, 2016	8,010	(1,116,351)	(1,116,351)	(0.02)
December 31, 2015	8,814	(1,186,038)	(1,186,038)	(0.02)
September 30, 2015	14,355	(674,069)	(1,196,069)	(0.01)
June 30, 2015	38,106	(567,492)	(45,492)	(0.02)

During the last eight quarters, the Company’s net income (loss) has ranged between net income of $144,462 and a net loss of $2,262,717. The Company’s losses and expenditures have generally increased during this period as the Company has progressed from project investigation and acquisition to exploration and development. The reason for the decrease in loss in the three-month periods ended March 31, 2017, September 30, 2016 and June 30, 2016 is in relation to the amortization of the flow through shares premium of $605,937, $1,651,843 and $667,180 respectively that offsets the net loss. In addition, comprehensive loss for the period ended June 30, 2015 comparatively decreased due to the recognition of an unrealized gain resulting from the revaluation of the North Country investment. This accumulated gain was then recognized during the three months ended September 30, 2015.

1.6/1.7	Liquidity and capital resources

As at March 31, 2017, the Company had cash of $37,354,223 (December 31, 2016 - $2,456,788) and working capital of $38,373,618 (December 31, 2016 - $2,977,539). Current liabilities that are to be settled in cash as at March 31, 2017 include accounts payable and accrued liabilities of $1,709,426, which have primarily been incurred in connection with the spring staging program at the Company’s Committee Bay project and for general corporate purposes.

During the three months ended March 31, 2017, the Company expended net cash of $1,107,639 in operating activities compared to $47,488 during the comparative period in the prior year.

The Company expended $3,348,875 in investing activities during the three-month period ended March 31, 2017 predominantly on program costs from its Committee Bay and Peruvian projects compared to $1,045,141 in the same period of the previous year.

During the three months ended March 31, 2017, the Company raised net proceeds of $39,352,584 in financing activities through the issuance of common shares compared to $167,625 in the comparative period, of which $165,425 through the share-based options exercises.

The Company’s current working capital is sufficient for the Company to meet its immediate liquidity requirements as well as the planned exploration programs on its mineral interest properties for the next twelve months.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.6/1.7	Liquidity and capital resources (continued)

Common shares issued

January 2017 Offering

On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41,172,311 (the “January Offering”). Under the terms of the January Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the January Offering totalled $2,259,952, which included $2,021,574 in commissions, and $238,376 in other issuance costs. The gross proceeds from the Offering were also offset by $6,151,696, an amount related to the flow-through share premium liability, which was partially amortized at March 31, 2017 as all flow through funds are being spent on Canadian exploration and evaluation expenditures. A reconciliation of the impact of the January Offering on share capital is as follows:

	Number of	Impact on
	common shares	share capital
Common shares issued at $3.67 per share	4,951,584	$18,172,313
Flow-through shares issued at $5.01 per share	4,590,818	22,999,998
Cash share issue costs	-	(2,259,950)
Proceeds net of share issue costs	9,542,402	38,912,361
Flow-through share premium liability	-	(6,151,696)
	9,542,402	$32,760,665

A summary of the intended use of the net cash proceeds of $38,912,361 is presented as follows:

Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the January Offering	Actual Use of Proceeds of the Offering to March 31, 2017	(Over)/under expenditure
2017 Committee Bay Project Exploration Program (Flow Through eligible): • 25,000 metres of drilling • geophysical and till survey programs • Logistics and staging for 2017 programs	$15,500,003	$1,983,738	$13,516,265
2017 Homestake Exploration Program (Flow Through eligible) • 15,000 metres of drilling • geophysical and geochemical survey programs	$7,499,995	$281,743	$7,218,252
Peruvian exploration and general working capital (Non-Flow Through eligible)	$15,912,363	-	$15,912,363
Total	$38,912,361	$2,265,481	$36,646,880
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.		The Company has commenced its programs at Committee Bay and Homestake but the majority of the planned expenditures is schedule for Q3, 2017.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.6/1.7	Liquidity and capital resources (continued)

May 2016 Prospectus Offering

On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “May Offering”). Under the terms of the May Offering, the Company issued an aggregate of 4,732,700 Flow-Through Shares at a price of $1.89 per Flow-Through Share and 4,285,714 Common Shares at a price of $1.40 per Common Share.

A summary of the intended use of the net cash proceeds of $13,650,731 is presented as follows:

Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the May Offering	Actual Use of Proceeds of the May Offering to September 30, 2016	(Over)/under expenditure
2016 Committee Bay Project Exploration Program (Flow Through eligible): • Airborne electromagnetic surveys • 8,000 to 12,000 metres of drilling • Comprehensive till survey • Logistics and staging for 2016 programs	$8,944,803	$11,660,891	($2,716,088)
2016 Committee Bay Exploration Program (Non-Flow Through eligible) • Claim staking program • Equipment and camp maintenance • Project administration and holding costs	$750,000	$39,106	$710,894
General Working Capital	$3,955,928	$1,950,734	$2,005,194
Total	$13,650,731	$13,650,731	$ -
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.		The Company drilled in excess of 13,000 metres at Committee Bay in 2016, as a result exploration expenditures were higher than originally anticipated.

Other sources of funds

As at March 31, 2017, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options and share purchase warrants with terms as follows:

Stock options

Stock Options			Outstanding			Exercisable
Expiry date	Number of	Exercise price	Remaining	Number of	Exercise price	Remaining
	options		contractual	options		contractual
			life (years)			life (years)
Feb 17, 2019	1,170,000	$0.51	1.88	1,170,000	$0.51	1.88
Aug 17, 2020	1,196,750	1.30	3.38	1,196,750	1.30	3.38
Jun 21, 2021	2,310,000	2.63	4.22	1,426,875	2.63	4.22
Jan 10, 2022	440,000	3.22	4.78	110,000	3.22	4.78
	5,116,750	$1.88	3.54	3,903,625	$1.60	3.28

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.6/1.7	Liquidity and capital resources (continued)

Warrants

Expiry date	Number of warrants	Exercise price
August 5, 2017	122,349	$0.85
August 14, 2017	67,645	0.85
September 16, 2017	1,602,500	1.70
May 4, 2018	30,503	1.40
	1,822,997	$1.61

In the future, the Company may have capital requirements in excess of its currently available resources and may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

1.8	Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

1.9	Transactions with related parties

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Three months ended	Three months ended
Universal Mineral Services Ltd. [1]	March 31, 2017	March 31, 2016
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$116,729	$76,867
Legal and professional fees	-	702
Office, rent and administration	111,897	101,004
Regulatory, transfer agent and shareholder information	1,923	-
Travel, marketing and investor relations	-	8,494
Project investigation costs	5,351	-
Capitalized to mineral property interests:
Committee Bay	100,927	-
Homestake	84,819	-
Peru	23,172	-
Total transaction for the periods	$444,818	$187,067

1.

Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis. The outstanding balance owing at March 31, 2017 to UMS was $155,828 (December 31, 2016 – $132,988). In addition, the Company had $150,00 in deposits to UMS as at March 31, 2017 (December 31, 2016 - $31,000).

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.9	Transactions with related parties

(b)	Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Short-term benefits	$259,131	$216,137
Share-based payments	363,206	111,828
	$622,337	$327,695

1.10	Subsequent Events

None

1.11	Proposed Transactions

None

1.12	Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.	Share-based compensation

The Company determines the fair value of stock options granted using the Black-Scholes option- pricing model. This option-pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

The fair values of the share options granted in 2017 were estimated using the Black-Scholes option valuation model with the following assumptions:

January 2017
Option Grant
Risk-free interest rate	0.96%
Expected dividend yield	nil
Stock price volatility	78%
Expected life in years	4.34

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.12	Critical Accounting Estimates (continued)

	ii.	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

The Company’s deferred tax assets and liabilities were determined using a future income tax rate in Canada of 26% and 29.5% in Peru.

	iii.	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

1.13	Changes in accounting policies including initial adoption

None

1.14	Financial instruments and other instruments

As at March 31, 2017, the Company’s financial instruments consist of cash, marketable securities (including the Company’s investment in Bravada Gold Corporation), amounts receivable, deposits and accounts payables and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to their short-term to maturity. The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk management. Details of each risk are laid out in the notes to the Company’s consolidated financial statements.

It has been determined that these risks, individually and in aggregate, are not material to the Company as a whole.

1.15	Other requirements

Capital structure

Authorized: Unlimited number of common shares
Number of common shares issued and outstanding as at May 11, 2017: 76,663,099
Number of common shares issued and outstanding as at March 31, 2017: 76,611,349

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.15	Other requirements (continued)

Capital structure (continued)

Share based options as at May 11, 2017:

Stock Options			Outstanding			Exercisable
Expiry date	Number of	Exercise price	Remaining	Number of	Exercise price	Remaining
	options		contractual	options		contractual
			life (years)			life (years)

17-Feb-19	1,170,000	0.51	1.77	1,170,000	0.51	1.77
17-Aug-20	1,170,000	1.30	3.27	1,170,000	1.30	3.27
20-Jun-21	2,295,000	2.63	4.11	1,411,875	2.63	4.11
10-Jan-22	440,000	3.22	4.67	165,000	3.22	4.67
05-May-22	90,000	3.04	4.99	22,500	3.04	4.99
	5,165,000	1.91	3.45	3,939,375	1.63	3.20

Share purchase warrants as at May 11, 2017:

Expiry date	Number of warrants	Exercise price
August 5, 2017	122,349	$0.85
August 14, 2017	67,645	0.85
September 16, 2017	1,592,500	1.70
May 4, 2018	30,503	1.40
	1,812,997	$1.61

Disclosure controls and procedures

As defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, disclosure controls and procedures require that controls and other procedures be designed to provide reasonable assurance that material information required to be disclosed is duly gathered and reported to senior management in order to permit timely decisions and timely and accurate public disclosure.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures (“DC&P”) and the design and effectiveness of internal controls over financial reporting (“ICFR”) as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), and in accordance with accounting policies set out in the notes to the audited consolidated financial statements for the twelve months ended December 31, 2016.

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations as at and for the Three Months Ended March 31, 2017

1.15	Other requirements (continued)

Disclosure controls and procedures (continued)

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”
Shawn Wallace
President and Chief Executive Officer
May 11, 2017